There is a six word phrase that we say... "What is CrossFit?"

CrossFit is constantly varied, functional movements, that are executed at high intensity. It's a five-second definition that says it all, but is satisfies no one. It's a strength and conditioning program that mixes weightlifting, calisthenics, power lifting, running, rowing, biking, in a whole bunch of different ways so that you get a broad, broad, broad, range of fitness and you're never bored with your workout, because they're changing all the time.

At the end of the day it's just working out with a good bunch of people, having a sweat, letting off some steam, and getting healthier and sexier at the same time. It's family, it's community, it's fitness, it's a no BS approach to bettering your life, not only inside the walls of the gym, but also outside the walls of the gym.

You have to realize that when you step into a CrossFit gym you're not just seeing the fittest competitive athletes in the world, you're seeing athletes that are just like you or me. The beautiful thing about CrossFit is that absolutely anyone can do CrossFit. Regardless of any demographic, age, ability level, or background. Everyone can do it and should do it. It is designed for anybody to take part in.

If I looked at each individual person that walks in every single day here... it's like everybody's absolutely different. It could look like my 80-year-old dad. It could look like my kids. There's an option for you that fits you exactly where you are on your fitness journey. It'll meet you right where you are at and it'll take you to places that you never even thought you could go in terms of your fitness.

I've seen people change their lives. I've seen people lose 50 kgs. Relationships being created. Babies being born from people who've met at the gym. And you know, got married... etc. For me, CrossFit helped me find a family away from home. I can honestly say hand-on-heart that it will change your life. Not because it's just a fitness program. Not because of the community. But because the greatest adaptation that occurs in CrossFit...happens right here.